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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska Releases 2011 Drilling Results from the Whistler Orbit area, Whistler Project, Alaska

KSK11-16

Vancouver, BC – November 29, 2011:  Kiska Metals Corporation (“Kiska" or "the Company”) reports the remaining drill results from the summer Whistler Orbit-area drill program that includes holes from the Rainmaker, Raintree West, Raintree South and Dagwood areas at the Whistler Project, 160 km northwest of Anchorage, Alaska. Exploration in 2011 led to the identification and definition of four distinct porphyry centres proximal to the Whistler Deposit. Reconnaissance and shallow scout drilling has also revealed new and highly prospective target areas for the 2012 exploration season. Results from the remaining six holes from the highly successful Island Mountain drill program and three holes from Muddy Creek will be published in early December.

Rainmaker (WH11-043; WH11-45; WH11-047; WH11-049; WH11-051)

Drilling at the Rainmaker target, located approximately 2.5 kilometres southeast of the Whistler Deposit, tested beneath previously drilled holes 05-DD-WH-REC-08 (0.47 g/t gold and 0.17% copper over 168.5 metres) and RM08-01 (0.35g/t gold and 0.18% copper over 164 metres). WH11-049 returned 104.4 metres that averaged 0.59 g/t gold and 0.20% copper or 1.04g/t gold equivalent, indicating improving grades with depth. Hole WH11-047 was successful in extending the Rainmaker zone 110 metres to the southeast, returning 58 metres of 0.35g/t gold and 0.14% copper (0.69g/t gold equivalent). Large step outs 350 metres to the southeast (WH11-043 and WH11-045) and 150 metres to the northwest (WH11-051) tested geophysical anomalies and encouraging shallow grid-drilling results. All three holes intersected strongly altered volcanic rocks with anomalous gold and copper values and local high grade silver-lead-zinc values (WH11-043: 34 metres averaging 44g/t silver, 0.35% zinc, 0.27% lead) that may indicate stronger gold-copper porphyry mineralization in the vicinity. These base and precious metal veins are an important indicator of proximity to gold-copper porphyry centres as is best illustrated at the Raintree West Prospect. Plan maps and cross-sections can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=370037.

Rainmaker - Holes WH11-047, WH11-049

Hole	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq* (g/t)
WH11-047	68.0	125.9	57.9	0.35	2.74	0.14	0.69
including	71.0	104.4	33.4	0.53	2.42	0.19	0.96
WH11-049	295.0	399.4	104.4	0.59	3.33	0.20	1.04

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

“Our scout and shallow grid drilling programs have been very successful in identifying near surface gold-copper porphyry mineralization in the vicinity of the Whistler Deposit. Rainmaker is one such target with robust gold and copper grades and strong alteration intersected in drilling. These factors lead us to believe Rainmaker could be a zone of significant near-surface gold-copper mineralization within 2.5 kilometres of Whistler. The Rainmaker will be a priority target in 2012 drilling,” stated Jason Weber, President and CEO of Kiska.

Reconnaissance Drilling – New Porphyry Targets Identified

The shallow drill program conducted in the Whistler Orbit has proven an efficient means to quickly investigate the extensive glacial till covered areas in the Whistler Orbit. A total of 91 short “scout” diamond drill holes were drilled in 2011 for a total of 6,423 metres. Interpretation of the results of this drilling continues, but early work resulted in the identification of the Raintree North and South targets and direct extensions to the Rainmaker porphyry system. This work also led to the late-season identification of another porphyry centre at the Dagwood area, approximately four kilometres northeast of the Whistler Deposit. Two shallow scout holes returned strongly anomalous geochemical signatures from a “doughnut” shaped IP chargeability target that lacked an associated magnetic anomaly. A follow up hole, WH11-052 encountered well-developed quartz stockwork veining with anomalous copper and gold over a 138.7 metre interval strongly suggestive of another gold-copper porphyry centre at Dagwood. Dagwood will be a priority target for 2012 drilling.

The identification of porphyry mineralization at Dagwood in the absence of anomalous magnetics in conjunction with further geophysical modeling has demonstrated that large areas of the Whistler Orbit that lack a “bulls-eye” magnetic signature may in fact be prospective for porphyry mineralization and that IP chargeability alone may define buried porphyry centres. To date, scout and grid drilling has tested less than one third of the Whistler Orbit. Management intends to expand the shallow scout drilling program in 2012 to test the remaining area for additional porphyry systems.

Raintree West (WH11-036, WH11-039; WH11-042, WH11-053)

Drilling at Raintree West prospect, located approximately 1.5 kilometres east of the Whistler Deposit has defined a core of porphyry gold-copper mineralization approximately 250 by 350 metres in size mantled by intensely altered volcanic rocks and significant gold-silver-lead-zinc veins. There is considerable potential to extend mineralization to the north and to the south.

Hole WH11-036 was the third and most westerly of three 100 metre-separated, west-directed holes on section 71,650N. The hole intersected altered volcanic rocks, minimal diorite porphyry and encountered significant widths of gold-silver-lead-zinc veining including 253.8 metres of 0.23 g/t gold and 3.06 g/t silver (0.30g/t gold equivalent). WH11-053, a vertical hole drilled from a site approximately 100 metres east of WH11-036, aimed to extend mineralization intersected in hole WH11-030 (see news release KSK11-07, 11) that included 0.93g/t gold, 3.70g/t silver and 0.16% copper (1.31g/t gold equivalent – previously released) over 328.6 metres. WH11-053, similar to WH11-036, intersected altered volcanic rocks and post mineral diorite porphyry with abundant gold-silver-lead-zinc veining including 92.0 metres averaging 0.26g/t gold, 3.00g/t silver (0.36g/t gold equivalent).

WH11-039 was collared 100 metres to the north of WH11-030 and drilled towards the west targeting the northern extension of mineralization encountered in WH11-030. The bottom section of the drill hole cut porphyry style mineralization and alteration that averaged 0.47g/t gold, 2.50g/t silver and 0.14% copper (0.79g/t gold equivalent) over 74.0 metres. Above this zone, WH11-039 encountered altered volcanic rocks minor diorite porphyry and moderate gold-silver-lead-zinc veining.

Hole WH11-042, drilled 250 metres to the northeast of WH11-039, tested a narrow magnetic high feature and intersect phyllic altered volcanic and lesser intrusive rocks with local silver-lead-zinc veins. No significant results were returned.

Raintree West - Holes WH11-036, WH11-039

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (g/t)	Zn (g/t)	Pb (g/t)	Au Eq* (g/t)
WH11-036	280.3	534.0	253.8	0.23	3.06	0.01	0.41	0.07	0.30
including	393.0	473.0	80.0	0.43	2.24	0.02	0.18	0.05	0.50
WH11-039	351.0	503.0	152.0	0.26	4.54	0.02	0.23	0.06	0.36
	531.0	570.0	39.0	0.25	1.35	0.03	0.02	0.01	0.34
	622.9	775.0	152.1	0.37	2.10	0.08	0.33	0.03	0.56
including	689.0	763.0	74.0	0.47	2.50	0.14	0.16	0.01	0.79
WH11-053	169.0	275.0	106.0	0.23	2.46	0.01	0.53	0.15	0.28
	380.0	472.0	92.0	0.26	3.00	0.03	0.10	0.03	0.36

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Raintree South (WH11-044, WH11-046, WH11-048, WH11-050)

Four holes were drilled at the Raintree South prospect, located approximately 1 kilometre east-northeast of the Raintree West prospect. WH11-044, drilled toward the northeast, intersected mineralized diorite porphyry with strong phyllic alteration overprinting potassic alteration with associated copper-bearing quartz vein stockwork that resulted in a 103 metre intersection averaging 0.19g/t gold and 0.10% copper (0.40g/t gold equivalent). Hole WH11-046, collared from a location approximately 400 metres to the northeast of WH11-044 and drilled back toward it, intersected the down-dip continuation of the same mineralized porphyry zone intersecting 164 metres averaging 0.22g/t gold and 0.12% copper (0.50g/t gold equivalent). A vertical hole, WH11-048 drilled from the same collar location failed to intersect significant mineralization. WH11-050 was collared 150 metres northwest of WH11-044 and drilled toward the northeast where it intersected the northwest continuation of the mineralized porphyry intersecting 64.5 metres averaging 0.25g/t gold and 0.12% copper (0.51g/t gold equivalent).

These results indicate that the Raintree South prospect, like the Raintree North prospect, is a near-surface steeply northerly-dipping body of porphyry mineralization that remains open to depth.

Raintree South - Holes WH11-044, WH11-046 and WH11-050

Hole	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq* (g/t)
WH11-044	45.0	148.0	103.0	0.19	0.74	0.10	0.40
WH11-046	217.0	381.0	164.0	0.22	1.68	0.12	0.50
WH11-050	303.7	563.3	259.6	0.15	1.11	0.08	0.33
including	498.8	563.3	64.5	0.25	1.25	0.12	0.51

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex Labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex Labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

Whistler Orbit Plan Map

KISKA METALS CORPORATION

Round Mountain
Whistler Deposit
Muddy Creek
Map Extent
Island Mountain
20 km
N
WH11-052
Legend
2011 DDH Results Newly Released
2011 DDH Results Previously Released
Pre-2011 DDH Results Released
2011 Shallow Grid and Scout Holes
Topographic Contours (10 meters)
Interpreted Faults
Raintree North
Raintree East
Whistler Deposit
Raintree West
Raintree South
Rainmaker
1 kilometer
Whistler Prospect Locations
(Background of Shaded RTP Magnetics)

Rainmaker Prospect Plan Map

KISKA METALS CORPORATION

Legend
2011 DDH Results Newly Released
2011 DDH Results Previously Released
Pre-2011 DDH Results Released
2011 Shallow Grid and Scout Holes
Newly Released Composite Interval
Prev. Released Composite Interval
Topographic Contours (10 meters)
Interpreted Faults
WH11-051
WH11-049
06-DD-WH-RN-01
RM_08_01
06-DD-WH-REC-08
RM11-031
RM11-032
WH11-043
WH11-045
WH11-047
Rainmaker Section Trace
RM_08_02
6,869,750 mN
6,869,500 mN
520,500 mE
520,750 mE
521,000 mE
Raintree West
Whistler Deposit
Raintree North
Raintree South
1 km
Map Extent
100 meters
Rainmaker Plan Map
(Background of Shaded RTP Magnetics)

Rainmaker Cross Section

KISKA METALS CORPORATION

Rainmaker Section (Looking Northwest)
05-DD-WH-REC-08
RM_08_01
Diorite
Andesite
Andesite
Andesite
250mRL
250mRL
0mRL
2
3
1
WH11-049
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
100 meters

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)
WH11-049	1	104.4	0.59	3.33	0.20	1.04

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)
05-DD-WH-REC-08	2	168.5	0.47	2.25	0.17	0.85
RM_08_01	3	164.0	0.35	2.18	0.18	0.73

Raintree West Plan Map

KISKA METALS CORPORATION

Legend
2011 DDH Results Newly Released
2011 DDH Results Previously Released
Pre-2011 DDH Results Released
2011 Shallow Grid and Scout Holes
Newly Released Composite Interval
Prev. Released Composite Interval
Topographic Contours (10 meters)
Interpreted Faults
520,000 mE
520,500 mE
6,871,500 mN
06-DD-WH-RN-040
WH11-042
WH11-050
WH11-044
WH11-039
WH11-033
WH11-053
WH11-036
WH11-030
WH11-028
Raintree West Section Trace
WH11-029
WH11-027
WH09-002
WH11-026
WH10-011
WH10-024
WH10-025
Whistler Deposit
Raintree North
Map Extent
Rainmaker
1 km
200 meters
Raintree West Plan Map
(Background of Shaded RTP Magnetics)

Raintree West Cross Section

KISKA METALS CORPORATION

Raintree West Section (Looking North)
Andesite
Andesite
Andesite
Main Stage Diorite
Late Stage Diorite
Late Stage Diorite
WH11-036
WH11-053
WH11-033
WH11-030
WH11-028
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
100 meters

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)
WH11-036	1	253.8	0.23	3.06	0.01	0.30
WH11-036	2 incl.	80.0	0.43	2.24	0.02	0.50
WH11-053	3	106.0	0.23	2.46	0.01	0.28
WH11-053	4	92.0	0.26	3.00	0.03	0.36

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)
WH11-028	5	54.7	0.37	5.29	0.01	0.48
WH11-030	6	21.1	0.57	45.08	0.03	1.33
WH11-030	7	453.2	0.72	3.21	0.12	1.01
WH11-030	8 incl.	328.6	0.93	3.70	0.16	1.31
WH11-033	9	615.9	0.38	2.35	0.05	0.53
WH11-033	10 incl.	347.8	0.53	2.86	0.08	0.73

Raintree South Prospect Plan

KISKA
METALS CORPORATION

Legend
2011 DDH Results Newly Released
2011 DDH Results Previously Released
Pre-2011 DDH Results Released
2011 Shallow Grid and Scout Holes
Newly Released Composite Interval
Prev. Released Composite Interval
Topographic Contours (10 meters)
Interpreted Faults
Whistler Deposit
Raintree North
Map Extent
Rainmaker
1 km
WH11-046
WH11-048
RN_08_05
06-DD-WH-REC-10
WH11-050
WH11-044
6,872,000 mN
6,871,750 mN
521,250 mE
100 meters
Raintree South Plan Map
(Background of Shaded RTP Magnetics)